April 10, 2006

Paracorp Incorporated
As agent for service for Sun World Partners, Inc.
318 North Carson St., Suite #208
Carson City, NV 89701

> **Re:** **Sun World Partners, Inc.**
> **Registration Statement on Form SB-2**
> **Filed March 16, 2006**
> **File No. 333-132472**

Dear Sir/Madam:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus

1.   Please avoid reliance on defined terms like those in parentheses and quotation marks. If the terms are clear from context, the definitions are unnecessary. If the terms are unclear in context, please revise for clarity.

Table of Contents, page 3

2.   Please remove the caption "Sun World Partners, Notes to the Financial Statements, November 30, 2005 and 2004" included at the bottom of this page.

Summary, page 4

3.	It appears from the last risk factor on page 5 that the proceeds from this offering will be insufficient for expansion beyond one additional location. If true, please revise the penultimate sentence of the first paragraph of the summary to revise the implication to the contrary.

4.	Please disclose in the summary the location of your current store and your planned second store.

Risk Factors, page 6

5.	Please add a risk factor to highlight the foreign currency risk you face in your operations.

Broker-dealers may be discouraged from effecting transactions…, page 7

6.	Please tell us the basis for your statement in the first full paragraph on page 7 regarding the exemption from the penny stock rules for established customers and individual accredited investors.

7.	Please include a prominent risk factor to indicate that the Bulletin Board may be quoting a price that is lower than the $0.10 price at which you are offering your securities. Also indicate that investors may negotiate a lower price from existing shareholders when those shareholders are eligible to sell their shares.

We intend to become subject to the periodic reporting requirements, page 7

8.	Please clarify whether you will register your common stock under the Exchange Act.

Use of Proceeds, page 9

9.	Following the first table, you describe a proceeds category called "Computer and Office." However, that category does not appear in the table. Please explain.

10.	With a view toward disclosure, please tell us why the table regarding your use of proceeds for an offering that is 25% complete differs from the disclosure in the table on page 23 regarding the minimum funds required for your business plan.

Payment on Outstanding Loans, page 10

11.	With a view toward disclosure, please tell us who issued the loan. Also tell us when the loan was issued.

Determination of the Offering Price, page 11

12.   Please clarify how the factors you cite caused you to conclude that the offering price would be $0.10 per share.

Dilution, page 12

13.   The table detailing dilution to investors should use the same percentages applied in the "Use of Proceeds" table on page 11. Please revise.

Plan of Distribution, page 12

14.   Please reconcile your statement regarding performance of substantial duties with the risk factor on page 6 regarding inability to devote time to the company.

15.   We note your reference on page 13 to subscription checks. Please file all subscription documents as exhibits. Also clarify when investors will become shareholders of your company.

Principal Products and Services, page 17

16.   Please briefly describe your lighting products.

Competition, page 18

17.   Please tell us the basis for your statement that there are no retailers that specialize solely in products from Mexico in the Calgary area. If there are others who sell primarily products from Mexico, please describe this competition. Also clarify the relevance of your statements regarding competition that specializes solely in products from Mexico given your disclosure in the next section that you do not specialize solely in products from Mexico.

Sources and Availability of Products and Supplies, page 18

18.   Please disclose the terms of the buying arrangement mentioned on page 8. File the agreement as an exhibit.

Patent, Trademark, page 19

19.   Disclose the name under which your retail location operates, and explain how you have protected that name from misuse by others. Add appropriate risk factors.

Employees, page 20

20.   Reconcile the disclosure regarding the number of employees on pages 5 and 20.

21.   Please discuss, if applicable, the material terms of your written employment agreement with Mrs. Coonfer.

Forward Looking Statements, page 20

22.   It is unclear why the second sentence of this section refers to Tiempo rather than Sun World Partners. Please review the disclosure throughout your document to ensure that you are referring to the appropriate entity. For example, we note the reference in the second paragraph on page 26 to Tiempo common stock.

23.   Please tell us why you believe it is appropriate to include disclosure that you believe is "most likely to differ materially" from actual results.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

24.   Please discuss the reasons for the changes in product sales in each period. For example, did you begin offering additional products or new styles? Did you have a sales promotion? What were the terms?

25.   Discuss the reasons for your changes in gross margin.

26.   Please avoid mere repetition of numbers from your financial statements. For example, we note your reference to wages and administrative expenses in the six-month period. Rather, please discuss and analyze these developments. Before revising your disclosure, please carefully review Release 33-8350 (December 19, 2003) available on our web site at http://www.sec.gov/rules/interp/33-8350.htm.

27.   Please discuss the trends affecting your foreign currency adjustments.

28.   Please describe briefly the GST payable. We note the disclosure on pages F-2 and F-9.

Liquidity, page 22

29.   Please clarify why you are describing 2005 benchmarks as "anticipated" benchmarks.

30.   Please discuss the basis for your statement on the prospectus cover that you presume that a public securities offering will be more successful than a private equity offering or debt financing.

31.   Please discuss whether you have sufficient capital to maintain your current operations if this offering were unsuccessful. Include both a short-term and long-term (greater than 12 months) discussion.

32.   Please describe the limitations and effect of section 5.09(b) of your May 2005 share exchange agreement.

Milestones, page 22

33.   Please reconcile your statement that you would begin securing a second location immediately after you raise 25% of the proceeds with your subsequent statement that these activities will take place in the second and third month after closing of the offering.

Certain Relationships and Related Transactions, page 25

34.   Please tell us why this section does not discuss the loan payable to one of your shareholders. We note the disclosure on page F-15.

35.   Please tell us why this section does not describe the shares exchange between Sun World and Tiempo. It appears that, at the time of the transaction, the companies were related parties.

36.   Please disclose the consideration you received for the share issuances.

Rule 144, page 26

37.   Please tell us how you reached the conclusions in the first sentence. Note Rule 144(c).

Compensation, page 26

38.   Please tell us how you determined the salary of $7,585 for the fiscal year ended May 31, 2005 in the table on page 27. We note the disclosure on page 20 that Mrs. Coonfer has a monthly salary of $1,300.

Consolidated Balance Sheets, pages F-2 and F-9

39.   Please remove the "Approved by the Directors" information located at the bottom of this statement.

Consolidated Balance Sheet, page F-9

40.   Disclose on the face of the balance sheet the amount of authorized, issued and outstanding shares of common stock and the related par value at each of the balance sheet dates.

Consolidated Statements of Cash Flows, page F-11

41.   Please revise your statements of cash flows to conform to SFAS 95. For example, your cash flows from operating activities should start with net income and adjusted for non-cash items and then changes in assets and liabilities to arrive at total cash flows provided by (used in) operating activities. It is unclear to us why inventory is included as a non-cash adjustment to net income. Please revise or advise us. This comment is also applicable to your interim financial statements.

Note 2: Basis of Presentation, page F-14

42.   You state that the financial statements have been restated to give effect to the recapitalization due to the transaction with Tiempo de Mexico (Tiempo) which was treated as a reverse merger. From our review of the Share Exchange Agreement and share ownership of Sun World Partners before and after the merger, it appears that the transaction between Sun World Partners and Tiempo was a merger of entities under common control. In this regard, tell us why you believe it is appropriate to account for the share exchange as a reverse acquisition. Alternatively, please revise this note and elsewhere to include that the method of accounting for the transfer of nets assets or exchange of equity interests was treated as a merger of entities under common control similar to a pooling of interests. Also, specifically state that the periods presented have been restated to include the historical operations of Tiempo. Refer to the guidance in EITF 02-05 and paragraphs D11-D18 of SFAS 141.

Indemnification of Directors and Officers, page 29

43.   Please clarify the last paragraph of this section.

Other Expenses of Issuance and Distribution, page 29

44.   It appears that you have not planned to spend any money for compliance with state securities laws. Please tell us how this offering will be conducted consistent with such laws.

Recent Sales of Unregistered Securities, page 30

45.   Please provide the disclosure required by Item 701 of Regulation S-B concerning the issuance of the 500,000 shares.

Exhibits

46.   Please file as an exhibit the loan payable of $140,000.

47.   Please file the lease agreement as an exhibit.

48.   Please file the consents of your auditors and your counsel to being named in the registration statement.

Exhibit 5

49.   Please file an opinion that includes the date of issuance.

50.   Please file an opinion that addresses not only whether the shares are legally issued but also whether they are fully paid and non-assessable.

51.   Please tell us why counsel's opinion is based on the effectiveness of the registration statement given that Regulation S-B Item 601(b)(5) does not seek an opinion regarding matters of U.S. federal securities laws.

Undertakings

52.   Please update this section to include the required undertakings as revised effective December 1, 2005.

Signatures

53.   Your principal executive officer, principal financial officer, and controller or principal accounting officer should sign in those capacities below the second paragraph of text required on the signature page.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Burton at (202) 551-3626 or Michele Gohlke, Branch Chief, at (202) 551-3327 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief